SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2005
Commission File Number: 001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. regarding the Company’s outlook for 2006. Attached hereto is a copy of the press release dated October 28, 2005.

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

	By:	/s/ Roberto Carrillo

	Name:	Roberto Carrillo
	Title:	Chief Financial Officer

Date: October 28, 2005

Homex CEO Discusses Outlook for 2006

          CULIACAN, Mexico, Oct. 28 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (Homex or the Company) (NYSE: HXM, BMV: HOMEX) today announced guidance for 2006.  The Company’s CEO, Gerardo de Nicolas, spoke with members of the investment community during the Company’s third quarter earnings conference call.

          “The housing market in Mexico continues to be strong and we are working to ensure that the new Homex is well positioned to benefit from these favorable trends,” commented Gerardo de Nicolas, Homex’s Chief Executive Officer. “In 2006, leveraging on the efficiencies of the government organizations and the increasing participation of commercial banks in the mortgage market, Mexico aims to promote approximately 750,000 homes.  INFONAVIT is on track to reach and possibly surpass its goal for 2005 of granting 375,000 mortgages.”

          Homex’s CEO highlighted the Company’s considerable progress in integrating the operations of Beta this quarter and its focus on those areas providing the greatest potential synergies.  Linking each of Beta’s three offices onto Homex’s IT backbone has been one of the priorities for the integration team. Once this is completed, Homex will be able to closely monitor the operations and implement financial controls. The Company has already completed the conversion of the branches in Tijuana and Monterrey, and is presently working on completing the State of Mexico operation.  Also highlighted was the improved debt structure Homex achieved with the issuance of US$250 million in 7.5% Senior Guaranteed Notes due 2015.  Upon issuance of the Notes, the Company will not face significant debt principal payments over the next three years, having substituted short-term, higher-cost debt for long-term debt at extremely attractive terms.

          Homex expects for 2006, volumes to grow 15%, revenues to rise between 18% to 20%, operating margin in the range of 23% and to become free cash flow positive as a result of an increased participation in the middle income segment and enhancement of synergies from the integration of Beta.

          About Homex
Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico.  It is one of the most geographically diverse home builders in the country.  Homex has a leading position in the top four markets in Mexico and is the largest builder in Mexico, based on the number of homes sold and net income.

          For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Desarrolladora Homex, S.A. de C.V.
           -0-                                                  10/28/2005
           /CONTACT:  Homex Investor Contact - investor.relations@homex.com.mx, or Carlos J. Moctezuma, Investor Relations Officer, +5266-7758-5838, cmoctezuma@homex.com.mx /
           /Web site:  http://www.homex.com.mx /